UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2014.

Commission File Number 001-35751

STRATASYS LTD.
(Translation of registrant’s name into English)

c/o Stratasys, Inc.	2 Holtzman Street, Science Park
7665 Commerce Way	P.O. Box 2496
Eden Prairie, Minnesota 55344	Rehovot, Israel 76124
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐      No ☒

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

The contents of this Report of Foreign Private Issuer on Form 6-K, or this Form 6-K, including Exhibit 99.1 annexed hereto, are incorporated by reference into the Registrant’s registration statements on Form S-8, SEC file numbers 333-185240 and 333-190963, filed by the Registrant with the SEC on December 3, 2012 and September 3, 2013, respectively, and the Registrant’s registration statement on Form F-3, SEC file number 333-190965, filed by the Registrant on September 3, 2013 (as supplemented by any prospectus supplements filed on or prior to the date of this Form 6-K), and shall be a part thereof from the date on which this Form 6-K is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

CONTENTS

     Stratasys Ltd., or Stratasys, hereby furnishes this Form 6-K in order to provide certain pro-forma financial information with respect to Cooperation Technology Corporation, or MakerBot, which is the direct parent company of MakerBot Industries, LLC. MakerBot was acquired by Stratasys, referred to herein as the merger, on August 15, 2013 pursuant to an Agreement and Plan of Merger, dated as of June 19, 2013, or the merger agreement, by and among Stratasys, Baccio Merger Corporation, Baccio Corporation, Cooperation Technology Corporation and Shareholder Representative Services, LLC, as Seller Representative. The financial information annexed to this Form 6-K consists of the following:

     Exhibit 99.1:

     Unaudited Pro Forma Combined Statements of Operations for the year ended December 31, 2013, prepared in accordance with SEC Regulation S-X Article 11, which combine the historical consolidated statements of operations of Stratasys and Cooperation Technology Corporation as if the merger had been completed on January 1, 2012.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STRATASYS LTD.

Dated: August 7, 2014	By:	/s/ Erez Simha
Name: Erez Simha
Title: Chief Financial Officer and Chief Operating
Officer

EXHIBIT INDEX

     The following exhibit is furnished as part of this Form 6-K:

Exhibit No.	Description
99.1	Unaudited Pro Forma Combined Statements of operation of Stratasys Ltd. and Cooperation Technology Corporation for the year ended December 31, 2013